Filed Pursuant to Rule 433
Registration No. 333-285111
May 19, 2026

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated May 19, 2026)

Issuer:	Georgia Power Company
Security:	Series 2026B 4.60% Senior Notes due June 15, 2029
Expected Ratings:*	A3(Stable)/A(Stable)/A(Stable) (Moody’s/Standard & Poor’s/Fitch)
Principal Amount:	$550,000,000
Initial Public Offering Price:	99.962%
Maturity Date:	June 15, 2029
Treasury Benchmark:	3.875% due May 15, 2029
Benchmark Treasury Yield:	4.192%
Spread to Treasury:	+42 basis points
Re-offer Yield:	4.612%
Optional Redemption:
Make-Whole Call:	Prior to May 15, 2029 at T+10 basis points
Par Call:	On or after May 15, 2029 at 100%
Call for Tax Credit Event:	In whole, but not in part, at 101% of the principal amount, plus any accrued and unpaid interest thereon (notice may be issued no later than December 31, 2026, for a redemption not less than 15 nor more than 60 days after such notice)
Coupon:	4.60%
Interest Payment Dates:	June 15 and December 15 of each year, beginning December 15, 2026
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	373334 LE9/US373334LE90
Trade Date:	May 19, 2026
Expected Settlement Date:	May 22, 2026 (T+3)
Joint Book-Running Managers:	BMO Capital Markets Corp. Mizuho Securities USA LLC MUFG Securities Americas Inc. RBC Capital Markets, LLC SMBC Nikko Securities America, Inc.
Co-Managers:	BNY Mellon Capital Markets, LLC
Intesa Sanpaolo IMI Securities Corp.
Regions Securities LLC
Siebert Williams Shank & Co., LLC
Independence Point Securities LLC
Samuel A. Ramirez & Company, Inc.
Security Capital Brokerage, Inc.
Concurrent Offerings:	$150,000,000 additional amount of Series 2025B 4.85% Senior Notes due March 15, 2031 and $600,000,000 Series 2026A Floating Rate Senior Notes due November 22, 2027, expected to be issued on May 22, 2026. The closing of the offering of the Series 2026B Senior Notes is not contingent on the closing of the concurrent offerings.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The term “Tax Credit Event” has the meaning ascribed to it in the issuer’s Preliminary Prospectus Supplement dated May 19, 2026.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-5579, BMO Capital Markets Corp. toll-free at 1-888-200-0266, Mizuho Securities USA LLC toll-free at 1-866-271-7403, MUFG Securities Americas Inc. toll-free at 1-877-649-6848, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.